Exhibit 99.1

The following excerpts are from the transcript of the earnings conference call held at 8:00 a.m. Central Time on April 26, 2018 by AbbVie Inc. The following does not purport to be a complete or error-free statement or summary of the conference call.

Richard A. Gonzalez - AbbVie Inc. - Chairman & CEO

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This morning, we announced that we are launching a Dutch auction tender offer to commence as early as May 1 and to purchase up to $7.5 billion of our stock. Despite AbbVie’s exceptional shareholder return, we continue to believe our stock is fundamentally undervalued, especially following the Rova-T news, which I’ll discuss in more detail in a moment. This tender offer further demonstrates our ongoing commitment to deliver exceptional shareholder return and our continued confidence in our company’s long-term prospects.

As you know, on the first quarter call, we provided 2018 EPS guidance of $7.33 to $7.43, which reflected growth of 32% at the midpoint. There have been a number of significant developments since we issued that guidance back in January, primarily our stronger-than-expected operating performance in the first quarter and our expectations for continued robust underlying business performance as well as the acceleration of our planned share buybacks through the tender offer.

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AbbVie is a company that has consistently demonstrated we live up to our commitments and we deliver top-tier performance. We’re a company that has exceptionally strong operating performance, as is clearly demonstrated by our financial results; an impressive late-stage pipeline; an efficient tax structure; and a compelling philosophy on return of capital to our shareholders, as demonstrated by our dividend growth and our share repurchase program.

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William J. Chase - AbbVie Inc. - Executive VP & CFO

We are forecasting operating margin above 43.5% of sales, more than 100 basis points above 2017, inclusive of the incremental investments in support of our upcoming product launches and an expected negative impact from currency. We now expect net interest expense of approximately $1.1 billion, inclusive of the financing impact of the announced share repurchase activities. And we are forecasting an adjusted tax rate approaching 9%.

Jami Rubin - Goldman Sachs Group Inc., Research Division - Equity Analyst

Rick, I just have a couple of questions. The first is, I think that — certainly, some of us were surprised by the magnitude of the market share loss. Following the disappointing news around TRINITY, I think you lost about $30 billion of market cap. And given the small amount of revenues that we had in our models, that seemed like an overreaction but maybe not, the market is smarter than we are. But I’m just wondering, as you were weighing the pros and cons of a Dutch auction or utilizing that authorized $10 billion buyback versus maybe making the decision to redeploy that cash into bolt-on deals, can you just talk about how you arrived at your decision to buy back stock instead of going out and buying assets? I think some investors sort of saw the news as, yes, this is bad news, but I think it also opened up questions that investors have had for so many years again about the durability of HUMIRA, the value of the pipeline, et cetera, et cetera. So if you could talk about that. And then, Mike, just a follow-up. That was a really good explanation about upadacitinib and the trials you’ve reported to date, but I’m just curious why you haven’t disclosed the DVT, PE rates. You gave us the absolute number but the actual rates. And any clarity on grade 2, 3, 4 hemoglobin decrease versus placebo given we saw a dose response and placebo imbalance in your Phase IIb study?

Richard A. Gonzalez - AbbVie Inc. - Chairman & CEO

This is Rick. I’ll take the first question, and Mike can cover the second question. Well, certainly, I think we view the reaction to the TRINITY data as a gross overreaction. I’ll come back to that here in a moment. But ultimately, we made the decision to go forward with the Dutch auction because essentially, based on that gross overreaction, we fundamentally believe that the market reaction to the Rova-T data was overdone by a magnitude of 4, 5x, and therefore, the stock is very undervalued. And when we see situations like that, we’re going to take advantage of that. We think that’s the appropriate thing to do. We’re in the fortunate position that we generate a tremendous amount of cash flow in this business. And despite doing this, we still have all the flexibility that we need to be able to do whatever acquisitions or licensing arrangements that we’d like to do to be able to build the business. And we continue to work on various options. So we don’t view this as in any way limiting our flexibility to be able to move forward and do the things that we need to be able to do. As I said, we have the flexibility to be able to do both. And we think this is an appropriate use of some of our cash flow because we think the reaction was dramatically overdone. And to that point, what I would say is, if you look at our pipeline and you look at the level of performance that this company has delivered over the last several years, we delivered top-tier performance. We built a pipeline that is clearly capable of continuing to drive top-tier performance. Rova-T was the smallest of those assets in our late-stage pipeline. It had an immaterial impact on our overall growth rate in third line. The rest — it was the only derisked — non-derisked asset that we had, meaning all of the other assets that we have on our late-stage pipeline, we have a significant amount of Phase III data that supports the profile of those assets and the confidence that we have around regulatory approval of those assets. And so look, there are always bears on every stock out there. There’s always people who have an interest in shorting. They’ve been seeing ghosts now for a number of years. And at the end of the day, I don’t see the same ghosts that they see. Now it doesn’t mean that it wasn’t painful to see the reaction, but our job is to continue to drive the business and to drive the level of performance, and you see that in the quarter that we’re operating in. And I can tell you we have confidence that you’re going to see it going forward. And over time, markets tend to figure things out. And I think in our case, that will be the case as well. So we certainly feel good about what our prospects look like going forward.

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Gregory B. Gilbert - Deutsche Bank AG, Research Division - MD and Senior Analyst

A few quick ones. First, Bill, you mentioned the financing impact on the tender. Can you talk through the financing aspects of that? Two, what’s the latest on your ongoing HUMIRA IP litigation? And are there any milestones or dates we should be aware of? And lastly, Rick, back to corporate strategy. I was curious how you balance your views on short-term stock valuation with the reality that your enterprise value is quite large and bigger than Merck’s, for example, and many of the companies in biopharma. So I know you don’t want to be bigger just to be bigger, but it does seem that you have a unique opportunity on a relative basis, especially as your stock recovers here on the back of today’s news.

William J. Chase - AbbVie Inc. - Executive VP & CFO

So on the financing, recognizing — recognize financing costs include lost interest income as well as interest expense. So obviously, we’re going to deploy a sizable amount of our cash to this. We may have to top that off with some short-term loans just based on the timing of moving cash around between geographies, but this is not going to require any long-term financing.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only, is not a recommendation to buy or sell shares of AbbVie common stock, and does not constitute an offer to buy or the solicitation to sell shares of AbbVie common stock.  The tender offer described in this communication has not yet commenced, and there can be no assurances that AbbVie will commence the tender offer on the terms described in this communication or at all.  The tender offer will be made only pursuant to the Offer to Purchase, the related Letter of Transmittal and other related materials that AbbVie expects to file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer.  STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  If and when the tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and other documents) that AbbVie will be filing with the SEC at the SEC’s website at www.sec.gov.  Additional copies of these materials may be obtained for free by contacting AbbVie at 1 North Waukegan Road, North Chicago, IL 60064, Attn: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, AbbVie files annual, quarterly and current reports and other information with the SEC.  You may read and copy any reports or other information filed by AbbVie at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  AbbVie’s filings with the SEC are also available at the SEC’s website at www.sec.gov.